Exhibit 99.1

Indivior PLC - Board Committee Changes

Slough, UK and Richmond, VA, May 10, 2024 - Indivior PLC announces that Dr. David Wheadon, who will join the Board as an Independent Non-Executive Director on June 1, 2024, has been appointed as a member of the Nomination, Remuneration and Science Committees also with effect from June 1, 2024.

Furthermore, in order to comply with Nasdaq's listing rule that requires the Nomination Committee be comprised solely of Independent Directors, Jerome Lande has advised the Board that he will step down as a member of the Nomination Committee with effect from May 31, 2024. Mr. Lande is a Representative Director of Scopia Capital Management LP, who are a significant shareholder of the Group.

Following these changes, the membership of the Nomination, Remuneration and Science Committees will be as follows:

Nomination Committee
Graham Hetherington (Chair)
Peter Bains
Joanna Le Couilliard
Dr. Keith Humphreys
Barbara Ryan
Mark Stejbach
Juliet Thompson
Dr. David Wheadon

Remuneration Committee
Joanna Le Couilliard (Chair)
Peter Bains
Graham Hetherington
Barbara Ryan
Dr. David Wheadon

Science Committee
Peter Bains (Chair)
Dr. Keith Humphreys
Barbara Ryan
Mark Stejbach
Dr. David Wheadon

This announcement is made in accordance with Listing Rule 9.6.11.

Kathryn Hudson
Company Secretary

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.